May 7, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal Innovator ETFs Trust Registration on Form N-1A (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

On April 30, 2019, Innovator ETFs Trust (the “Registrant”) filed a letter (Accession No. 0001437749-19-008303) pursuant to Rule 477 under the Securities Act of 1933, requesting the withdrawal of certain Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A with respect to Innovator S&P 500 Buffer ETF™ – _______, Innovator S&P 500 Power Buffer ETF™ – _______, Innovator S&P 500 Ultra Buffer ETF™ – _______, Innovator S&P 500 Buffer ETF™ – June, Innovator S&P 500 Power Buffer ETF™ – June and Innovator S&P 500 Ultra Buffer ETF™ – June (the “Withdrawal Letter”). At your request, in order to address certain administrative matters, the Registrant respectfully requests the withdrawal of the Withdrawal Letter.

Sincerely,

Innovator ETFs Trust

By:	/s/ H. Bruce Bond
Bruce Bond President